UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON DC 20549

                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING

                                      Commission File Number   0-5920

(Check one)           X  Form 10-K and Form 10-KSB          Form 11-K

Form 20-F        Form 10-Q and Form 10-QSB   Form N-SAR

For period ended                   5/31/00

Transition Report on Form 10-K and Form 10-KSB

Transition Report on Form 20-F

Transition Report on Form 11-K

Transition Report on Form 10-Q and Form 10-QSB

Transition Report on Form N-SAR

For the transition period ended

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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  If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant                        Lancer Orthodontics, Inc.

Former name if applicable

Address of principal executive office (Street and number)

                                                   253 Pawnee Street

City, state and zip code                          San Marcos CA 92069


                                    PART II
                             RULE 12B-25(B) AND (C)

  If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

  (a) The reasons described in reasonable detail in Part III of this form could not be
  X   eliminated without unreasonable effort or expense;

  (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the
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  X   prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

  (c) The accountant's statement or other exhibit required by Rule 12B-25(c) has been attached if applicable.


                                    PART III
                                   NARRATIVE

  State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company is currently gathering and analyzing certain accounting information to complete its financial statements and its annual report on Form 10-KSB.

                                    PART IV
                               OTHER INFORMATION

  (1) Name and telephone number of person to contact in regard to this notification.

   Valoree Weatherly                           760/744-5585
         (Name)                        (Area Code) (Telephone Number)

  (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
      the answer is no, identify report(s).              X Yes    . No
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  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
      portion thereof?   X Yes                              . No

  If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

  Registrant expects to report in its Form 10-KSB a net loss applicable to common stock of approximately $297,000 for the year ended May 31, 2000, as compared to the net income of $42,000 for the year ended May 31, 1999. Registrant expects to report an approximate $509,000 decrease in revenues to approximately $5,650,000 for the year ended May 31, 2000 from $6,159,000 for the year ended May 31, 1999 due primarily to a decrease in sales in all segments.
In addition, Registrant experienced an increase in cost of sales of approximately $487,000 to approximately $3,866,000 for the year ended May 31, 2000 from $3,779,000 for the year ended May 31, 1999 due primarily to not producing at full capacity. The decrease in operating income was off-set by an increase in other income (expense) of approximately $221,000 to approximately $207,000 for the year ended May 31, 2000 from $(14,000) for the year ended May 31, 1999 due primarily to the settlement of a prior year insurance claim for inventory.

                       Lancer Orthodontics, Inc.
              (Name of Registrant as Specified in Charter)

  Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date      August 30, 2000           By /s/     Doug Miller, President
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